Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

NOTICE OF 2013 EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting or any adjournment thereof (the “EGM”) of the shareholders of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on Thursday, 19 December 2013 in the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the Peoples’ Republic of China (the “PRC”) to consider and, if though fit, approve the following ordinary resolution of the Company:

ORDINARY RESOLUTION

“THAT the framework comprehensive services agreement dated 18 October 2013 entered into between the Company and Guangzhou Railway (Group) Company (the “Framework Comprehensive Services Agreement”), the continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Framework Comprehensive Services Agreement for the three financial years ending 31 December 2016, be and are hereby approved; and the general manager of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents and agreements and do such acts or things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement or give effect to the transactions under the Framework Comprehensive Services Agreement.”

Notes:

(1)	Holders of the H shares of the Company are advised that the register of members of the Company’s H shares will be closed from Tuesday, 19 November 2013 to Thursday, 19 December 2013 (both days inclusive), during which period no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the EGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Monday, 18 November 2013. Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. on Monday, 18 November 2013, or their proxies, are entitled to attend the EGM by presenting their identity cards or passports. Holders of the A shares of the Company will be notified separately regarding the EGM.

(2)	Each shareholder entitled to attend and vote at the EGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(3)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4)	The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered office of the Company not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

(5)	Shareholders who intend to attend the EGM are requested to deliver the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, in person, by post or by facsimile on or before Friday, 29 November 2013.

(6)	The EGM is expected to last for half a day. Shareholders and proxies attending the EGM shall be responsible for their own travel, accommodation and other related expenses.

Registered office of the Company:

No. 1052 Heping Road

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25588150

Facsimile: 86-755-25591480

By Order of the Board

Guangshen Railway Company Limited

Guo Xiangdong

Company Secretary

Shenzhen, the PRC

1 November 2013

As at the date of this notice, the executive directors of the Company are Mr. Li Wenxin, Mr. Shen Yi and Mr. Luo Qing; the non-executive directors of the Company are Mr. Sun Jing, Mr. Yu Zhiming and Mr. Li Liang; and the independent non-executive directors of the Company are Mr. Lo Mun Lam, Mr. Liu Xueheng and Ms. Liu Feiming.